April 6, 2011

By EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Kevin Woody
Mark Rakip

Re:	Federal Realty Investment Trust (the “Company”)

Form 10-K for Fiscal Year Ended December 31, 2010

Filed February 15, 2011

File No. 1-7533

Ladies and Gentlemen:

This letter responds to your letter dated March 25, 2011, providing comments relating to the Company’s Form 10-K for the fiscal year ended December 31, 2010. In order to facilitate the Staff’s review of this letter, we have restated each of your numbered comments which required a response below and have included the Company’s response underneath each comment.

Form 10-K for the year ended December 31, 2010

Item 2. Properties, page 20

Lease, Lease Terms and Lease Expirations, page 20

Comment 1:

We note your disclosure of annualized base rent based on expiring commercial leases. In future periodic filings please expand your disclosure to discuss the relationship between market/current asking rents and leases expected to expire in the next period, as well as the relationship between rents on leases that expired in the current reporting period and rents on executed renewals or new leases.

Response:

In future periodic filings, we will expand our disclosure related to these matters.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Real Estate, page 35

Comment 2:

Please tell us and disclose separately the amount of external and internal costs capitalized for each year presented. Within your response please further disaggregate the amounts between development, redevelopment and leasing of real estate. Lastly, please specifically quantified the amount of salaries capitalized in each of the categories.

Response:

Below is the information you requested. We have provided development and redevelopment costs together which is consistent with our internal and external reporting.

We capitalized external and internal costs related to development and redevelopment activities of $54 million and $3 million, respectively, in 2010 and $62 million and $5 million, respectively, in 2009. We capitalized external and internal costs related to other property improvements of $39 million and $1 million, respectively, in 2010 and $25 million and $1 million, respectively, in 2009. We capitalized external and internal costs related to leasing activities of $7 million and $4 million, respectively, in 2010 and $5 million and $4 million, respectively, in 2009. The amount of capitalized internal costs for salaries and related benefits for development and redevelopment activities, other property improvements, and leasing activities were $3 million, $1 million, and $4 million, respectively, in 2010 and $4 million, $1 million, and $4 million, respectively, in 2009.

Liquidity and Capital Resources

Contractual Commitments, page 52

Comment 3:

We note your disclosure within your financial statements regarding your share of unconsolidated debt. Please disclose the estimated maturity and payment obligations for such debt.

Response:

In future filings, we will include our share of unconsolidated debt in the contractual commitments table. As of December 31, 2010, our share of unconsolidated debt, including interest payments, is as follows:

Total	Less Than 1 Year	1-3 Years	3-5 Years	After 5 Years
(In thousands)
$22,114	$1,056	$2,112	$8,272	$10,674

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 4. Real Estate Partnerships, page F-17

Comment 4:

For your investments in real estate partnerships, please tell us and disclose whether the accounting policies of such investments are similar to your own. If not, please provide discussion highlighting such differences.

Response:

The accounting policies of our investments in real estate partnerships are similar to our own. We will include this statement in future filings.

Note 5. Acquired In-Place Leases, page F-20

Comment 5:

Please tell us and separately disclose the amortization from acquired above market leases and acquired below market leases included in rental income for all period presented. Additionally, please tell us how you have assessed the likelihood of tenant’s exercising below market lease renewal options.

Response:

We currently disclose the net amortization of acquired above and below market leases for all periods presented. Amortization of acquired above market leases was $2.0 million, $2.5 million, and $2.7 million in 2010, 2009, and 2008, respectively. Amortization of acquired below market leases was $3.6 million, $4.2 million, and $4.8 million in 2010, 2009, and 2008, respectively. We will include this additional separate disclosure of amortization for acquired above and below market leases in future filings.

In assessing the likelihood of the tenant exercising renewal options for acquired below market leases, we consider many factors including the percentage and absolute dollar amount by which the renewal option is below market, the time frame until the option can be exercised, current market conditions, any economic penalty for not exercising the option, and certain lease provisions such as assignment rights. If the value of below market lease intangibles includes renewal option periods, we include such renewal periods in the amortization period utilized.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or require additional information, please do not hesitate to contact me at (301) 998-8166.

Thank you for your consideration in these matters.

Sincerely,

/s/ Andrew P. Blocher
Andrew P. Blocher
Chief Financial Officer
Federal Realty Investment Trust

cc:	Eric M. Green, Pillsbury Winthrop Shaw Pittman LLP

Kirk Rogers, Grant Thornton